UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Britton & Koontz Capital Corporation
(Exact name of registrant as specified in its charter)

                                                                                                                   Mississippi                 64-0665423
                               (State of incorporation or organization)   (I.R.S. Employer Identification No.)

500 Main Street, Natchez, Mississippi 39120
(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                Common Share Purchase Rights
Title of each class to be so registered

The NASDAQ Stock Market LLC
Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: - N/A  (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act: - N/A

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 1.   Description of Registrant’s Securities to be Registered.

At the 1996 Annual Meeting of Shareholders of Britton & Koontz Capital Corporation (the “Company”), held on May 16, 1996, the shareholders of the Company approved a Rights Agreement between the Company and Britton & Koontz Bank, N.A. (formerly known as Britton & Koontz First National Bank), as Rights Agent. At a meeting held on July 16, 1996, the Board of Directors of the Company adopted the Rights Agreement as approved by the shareholders. The Rights Agreement became effective immediately thereafter. At a meeting held on August 15, 2006, the Board of Directors of the Company adopted an Amendment No. 1 to Rights Agreement, effective as of August 15, 2006.

The principal terms and provisions of the Rights Agreement, as amended, are described below. For the remainder of this discussion, all references to the “Rights Agreement” shall be deemed to mean the Rights Agreement, as amended by Amendment No. 1 to Rights Agreement.

Dividend Declaration; Purchase Price

Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one common share purchase right (a “Right”) for each outstanding share of common stock, par value $2.50 per share, of the Company (a “Common Share”) outstanding on September 1, 1996 (the “Record Date”). In addition, one Right has been, and will continue to be, issued with respect to each Common Share that becomes outstanding between the Record Date and the earliest of the Distribution Date (defined below), the date the Board of Directors redeems the Rights, or the date on which the Rights expire pursuant to the Rights Agreement. Each Right entitles the registered holder thereof to purchase from the Company one Common Share at a cash exercise price of $80.00 per share (the “Purchase Price”), subject to adjustment under circumstances specified in the Rights Agreement and summarized below.

Distribution Date

The Rights are not currently exercisable, and only become exercisable upon the occurrence of a Distribution Date (as defined below). The Rights will separate from the Common Shares and will become exercisable upon the earlier of (i) the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”), other than the Company or certain other exempt persons, has acquired or obtained the right to acquire beneficial ownership of 25% or more of the then-outstanding Common Shares of the Company, or (ii) the tenth business day (or such later day as the Board of Directors may determine) after the commencement of, or the first public announcement of the intention to commence, a tender offer or exchange offer by any person or group of affiliated or associated persons, other than the Company or certain other exempt persons, that could result upon its consummation in such person or group becoming the beneficial owner of 25% or more of the then-outstanding Common Shares (at which time the person or group would also become an “Acquiring Person”). The earlier of the dates discussed in the foregoing sentence is referred to as the “Distribution Date.”

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights are evidenced by the certificates for Common Shares and can be transferred only in connection with the transfer of such Common Shares, (ii) new certificates for Common Shares issued after the Record Date have contained, and will continue to contain, a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares has also constituted, and will continue to constitute, the transfer of the Rights associated with the Common Shares represented by such certificate.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date. Thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights attached.

Subscription and Merger Rights

Unless the Rights are earlier redeemed, in the event that a person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, that number of Common Shares of the Company having a market value on the date of such event equal to two times the Purchase Price (such right being referred to as the “Subscription Right”).

Similarly, unless the Rights are earlier redeemed, in the event that, after a person or group of affiliated or associated persons has become an Acquiring Person, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Shares are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) the Company shall sell, mortgage or otherwise transfer 50% or more of the Company’s consolidated assets or earning power, then, in each such case, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a market value on the date of consummation of such consolidation, merger, sale or transfer equal to two times the Purchase Price (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right.

The Company may not enter into any merger, consolidation, sale or other transfer, or permit any of the foregoing to occur unless and until it shall have entered into a supplemental agreement with the other party to such transaction, for the benefit of the holders of the Rights, providing that, upon consummation of such transaction, such other person shall thereafter be liable for, and shall assume, by virtue of such merger, consolidation, sale or other transfer and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. In addition, prior to the expiration or redemption of the Rights, the Company shall not enter into any merger, consolidation, sale or other transfer if at the time thereof there are any rights, warrants, instruments or securities outstanding or any arrangements or agreements that would eliminate or substantially diminish the benefits intended to be afforded by the Rights upon consummation of such transaction.

Until a Right is exercised, the holder of a Right has no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote, receive dividends or be deemed for any purpose the holder of the Common Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights. While the distribution of the Rights was and is not taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares, other securities of the Company, other property of the Company or for common stock of an acquiring company.

Exchange Feature

At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then-outstanding and exercisable Rights for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustment as described in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors will not be empowered to effect such exchange at any time after any person, together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Common Shares then outstanding. Immediately upon the action of the Board of Directors ordering the exchange of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive that number of Common Shares equal to the number of Rights held by such holder multiplied by the exchange ratio.

Adjustments; Fractional Shares

The Purchase Price payable, the number of Rights and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of Common Shares are granted rights, options or warrants to subscribe for or purchase Common Shares or securities convertible into Common Shares at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

The Company is not obligated to issue fractional shares of Common Shares upon the exercise, exchange or redemption of the Rights. If the Company elects not to issue fractional shares, in lieu thereof an adjustment in cash will be made based on the fair market value of the Common Shares on the last trading date prior to the date of exercise, exchange or redemption, as the case may be.

Redemption

The Board of Directors of the Company may redeem the Rights in whole, but not in part, at a redemption price of $0.001 per Right (payable in cash, Common Shares or other consideration deemed appropriate by the Board of Directors) at any time on or prior to the close of business on the earlier of (i) the time at which any person becomes an Acquiring Person, or (ii) the expiration date of the Rights (as discussed below). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Amendment

The Board of Directors in its sole discretion may amend or supplement the Rights Agreement until the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency or to otherwise make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates).

Expiration Date

The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 1, 2016, unless previously redeemed or exchanged by the Company.

Miscellaneous

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 25% or more of the Common Shares unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Board of Directors can redeem the Rights on or prior to the close of business on the Distribution Date, before the consummation of such transaction.

As of August 1, 2006 there were 12,000,000 Common Shares authorized, of which 2,117,966 shares were issued and outstanding. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share issued so that all such shares will have Rights attached.

The form of Right Certificate is attached as Exhibit A to the Rights Agreement (which is included as Exhibit 4.1 to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

Item 2. Exhibits.

Exhibit
Number Description

4.1
Shareholder Rights Agreement dated June 1, 1996, between Britton & Koontz Capital Corporation and Britton & Koontz First National Bank, as Rights Agent (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8, (Registration No. 333-20631), filed with the Securities and Exchange Commission on January 29, 1997).

4.2
Amendment No. 1 to Rights Agreement, dated as of August 15, 2006, by and between Britton & Koontz Capital Corporation and Britton & Koontz Bank, N.A. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 17, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BRITTON & KOONTZ CAPITAL  CORPORATION

Date: September 8, 2006 By:                         /s/ W. Page Ogden
Name: W. Page Ogden
Title: President and Chief Executive Officer